FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Text of announcement regarding period for election of consideration to be provided to non-consenting creditors pursuant to the APE, published on June 17 and June 20, 2005.

Item 1

NOTICE

TELECOM ARGENTINA S.A. S/ACUERDO PREVENTIVO EXTRAJUDICIAL

(OUT-OF-COURT-REORGANIZATION AGREEMENT)

In compliance with the court resolution dated May 26, 2005 and its complementary resolution dated May 27, 2005 issued in the case “TELECOM ARGENTINA S.A. in re. OUT OF COURT RE-ORGANIZATION AGREEMENT (File No. 47,345) by the Commercial Court No. 19 of the City of Buenos Aires, Judge Adela Norma Fernández, Secretariat No. 38, Secretary Susana Blanco (Ad-Hoc), located at Marcelo T. de Alvear 1840, Ground Floor, City of Buenos Aires, Republic of Argentina, which approves the Acuerdo Preventivo Extrajudicial (“APE”) filed by Telecom Argentina S.A. (“Telecom”), it is hereby informed for the term of two (2) days that THE COURT HAS DECIDED to call non-consenting and absent unsecured financial creditors of Telecom to exercise their right to select among the options offered under its APE, the terms and conditions of which may be reviewed at the offices of the Court. Such right shall be exercised within ten (10) court days counted as from the last publication of notices, by means of an express filing in this action and by giving evidence of the status of unsecured financial creditor of Telecom. The Court has decided that if non-consenting and absent unsecured financial creditors do not submit an election before the Court within such term, such creditors shall be allocated under Option A.

Buenos Aires, June 13, 2005.

To be published for two days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 17, 2005	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chief Executive Officer